

Mail Stop 4628

December 24, 2015

Mr. Jonathan R. Read
Chief Executive Officer
EnergyTek Corp.
201 S. Laurel
Luilng, Texas 78648

> **Re: EnergyTek Corp**
> **Form 10-K for Fiscal Year ended December 31, 2014**
> **Filed March 31, 2015**
> **File No. 000-31587**

Dear Mr. Read:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year ended December 31, 2014

Financial Statements

Note 2 – Significant Accounting Policies, page F-7

1.   We note various disclosures amongst the notes to your financial statements and a summary of accounting policies under this heading along with the representation that these accounting policies conform to U.S. generally accepted accounting principles. However, we have the following observations based on your disclosures which appear contrary to the guidance as noted. Tell us with regard to each point how you applied the accounting standard or the reasons you believe it does not apply to you, including any details necessary to understand the nature and extent of any support for your view.

(a) In Note 1 you explain that although you sold Pipeline Nutrition U.S.A. Inc. to a related party on February 13, 2014 you accounted for this disposition as if it had occurred on December 31, 2013, and have revised your financial statements to "…reflect this event for both periods presented," referring to your 2013 and 2014 fiscal years. However, you have similar disclosure on page 19 of your prior annual report stating that the disposition occurred on December 30, 2013 and that you restated your financial statements for the two years presented in that report, as if the disposition occurred at the beginning of 2012. We understand that although Pipeline Nutrition U.S.A. generated $20,696 in revenues during 2012, you restated the 2012 financial statements that are included for comparative purposes in your 2013 annual report to eliminate these sales and related costs. Based on the foregoing, it appears that you have not complied with the following guidance.

FASB ASC 360-10-40-5 requires gain or loss that results from the sale of a long-lived asset group to be recognized at the date of sale. Although your disclosure states that the sale was completed in 2014 you report income and debt forgiveness arising from the sale of this subsidiary of $139,050 and $46,871 in 2013.

FASB ASC 205-20-45 requires the results of operations of an entity sold to be reported for current and prior periods as discontinued operations. However, your restated financial statements appear to exclude prior activity except for the sale.

(b) We note that your diluted earnings per share for 2014 includes the antidilutive effect of the potential common shares that you tabulate in Note 5. Given that you have reported a loss from continuing operations for the year ended December 31, 2014, it appears you have not complied with the following guidance.

FASB ASC 260-10-45-17 prohibits the inclusion of potential common shares in any diluted per share amount when reporting a loss from continuing operations.

(c) We note your disclosure on page F-12 stating that on May 21, 2014, you replaced 900 shares of outstanding Series A Preferred Stock with 900 shares of Series C Preferred Stock also clarifying that each share remains convertible into 100,000 shares of common stock and indicating holders of the Class C Preferred Shares will vote on par with holders of the common shares. You explain that in no event would the conversion arrangement be subject to any adjustment from a reverse split of the common stock prior to 2016. As you later report that a 1 for 150 reverse split occurred on July 23, 2014, it appears the number of shares into which the Series C Preferred Shares are convertible increased proportionately from 35% to 99% of outstanding common shares assuming conversion.

Your disclosures do not address the implications of conducting a reverse stock split while holding the conversion features constant. In addition, your disclosures do not mention a series of modifications to the purchase consideration which appear to be

Jonathan R. Read
EnergyTek Corp.
December 24, 2015
Page 3

material and without proper accounting, based on details that reside in the exhibits filed with your Form 8-K on April 4, 2014, Form 10-Q on May 2, 2014, and Form 8-K on May 28, 2014. For example, the March 31, 2014 purchase agreement states that 90 Series A Preferred Shares having a conversion provision based on 1% of fully diluted outstanding common shares, were initially issued as consideration, yet you amended this preferred stock designation later, on April 29, 2014, to increase authorized shares from 90 to 900, and to change the conversion provision to 1:100,000 and although you have not filed an amendment to the purchase agreement, other documents indicate that 810 additional Series A Preferred Shares were issued to the initial holders. We also note that voting provisions initially and upon the first amendment remained on an as-if converted basis, with the result multiplied by 100. However, with the May 20, 2014 issuance of Series C Preferred Shares, you changed the voting provisions to an as-if converted basis multiplied by 60, which is also inconsistent with your current disclosure. Based on the foregoing, it appears you have not complied with the following guidance.

FASB ASC 805-10-50-6 requires disclosure when the initial accounting for a business combination is incomplete, including the reasons why the accounting is incomplete, items of consideration for which the accounting is incomplete, and the nature and amount of measurement period adjustments.

FASB ASC 505-50-50 and FASB ASC 718-10-50 require disclosures regarding stock-based arrangements, including the nature and terms and potential effects on shareholders, also the accounting and method of estimating fair value.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact John Cannarella, Staff Accountant, at (202) 551-3337 if you have questions regarding our comments and related matters. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

/s/ Karl Hiller

Karl Hiller
Branch Chief
Office of Natural Resources